NEOGENOMICS, INC.
12701 Commonwealth Drive, Suite 9
Fort Myers, Florida 33913

January 22, 2009

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3561
Washington, DC  20549

Attention:              John Reynolds, Assistant Director
Jim Lopez, Legal Branch Chief
Edwin Kim

Re:	NeoGenomics, Inc.
Registration Statement on Form S-1 (the “Form S-1”)
File No. 333-155784
Filed November 28, 2008

Ladies and Gentlemen:

NeoGenomics, Inc. (the “Company”) confirms receipt of the letter dated December 30, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company is filing pre-effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Form S-1 with this response letter.  All page numbers in the responses below refer to Amendment No. 1.

Registration Statement on Form S-1

General

COMMENT #1:

We note that you are registering the resale of up to seven million shares of common stock, three million of which relate to the Fusion Capital transaction.  Given the size of the shares to be registered pursuant to the Fusion Capital transaction relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the total amount of shares being sold by selling shareholders, we view the transaction to be a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3.  Please revise accordingly.

January 22, 2009

RESPONSE:

The Company acknowledges the Staff’s position that if the total number of shares being registered exceeds one-third of the issuer’s outstanding common stock held by non-affiliates prior to the transaction, the Staff may view the proposed offering as a primary offering as opposed to a secondary offering.  In light of such position, the Company and the selling stockholders have agreed that the Company will reduce the total number of shares being registered to equal less than one-third of the total number of shares held by non-affiliates of the Company on November 5, 2008, which is the date that the Company entered into the Common Stock Purchase Agreement (the “Agreement”) with Fusion Capital Fund II, LLC (“Fusion Capital”).  As of November 5, 2008, prior to entering into the Agreement, the Company had 31,712,546 shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding.  Of these shares, non-affiliates held 19,625,987 shares.  The Company has accordingly reduced the total number of shares being registered to 6,500,000.

The Company believes that the proposed registration of the shares subject to the Agreement on behalf of Fusion Capital is consistent with the guidance provided by the Commission in March 2001, regarding the registration of private equity lines.  Specifically, the Company advises the Staff that consistent with such guidance the Company “completed” the private transaction with respect to the securities it is registering on behalf of Fusion Capital prior to the filing of the Form S-1, the Company is registering such securities on a Form S-1 Registration Statement (which is the form of registration statement that the Company is eligible to use for a primary offering) and Fusion Capital is identified in the prospectus as an underwriter and a selling stockholder.

  COMMENT #2:

Also, we note that you are registering the sale of over three million shares on behalf of, among others, your acting principal financial officer, Mr. Steven Jones, and what appears to be your largest shareholder, an entity described on page 15 as a controlling shareholder and whose general partner is controlled by Mr. Jones.  Given the size of the selling shareholder offering and the proposed sales by what appear to be controlling shareholders and affiliates, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

  RESPONSE:

The Company respectfully advises the Staff that Telephone Interpretation 29 of Section D of the Manual of Publicly Available Telephone Interpretations provides that in determining whether a transaction is appropriately characterized as a  transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) “[c]onsideration should be given to how long the selling stockholders have held their shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

January 22, 2009

The amount of shares involved

The Company is proposing to register 3,082,500 shares on behalf of the selling stockholders (not including those shares being registered on behalf of Fusion Capital), which represents approximately 15.7% of the Company’s shares held by non-affiliates.

The circumstances under which the shareholders received their shares

Aspen Select Healthcare, LP (“Aspen”), acquired the shares being registered on its behalf in a private placement with the Company on April 15, 2003 (the “2003 Aspen Placement”).  In connection with the 2003 Aspen Placement, Aspen represented to the Company that:

the Common Stock to be received by [Aspen] will be acquired for  investment  for  [Aspen's] own account, not as a nominee or agent, and not  with a view to the resale or distribution of any part thereof, and that [Aspen] has no present intention of selling, granting any participation in, or otherwise  distributing  the  same….

Each of Steven C. Jones, Jones Network, LP, Steven C. Jones Roth IRA, Marvin E. Jaffee and Peter M. Peterson (collectively, the “Aspen Stockholders”) acquired the shares being registered on their behalf pursuant to a distribution from Aspen in September 2007.  All of such shares were originally purchased by Aspen in the 2003 Aspen Placement.

Mrs. Mary S. Dent received the shares to be registered on her behalf in a spousal transfer from Dr. Michael Dent in February 2007.  Dr. Dent originally acquired the shares in connection with his founding of the Company’s operating subsidiary and its subsequent acquisition by the Company in November 2001.

How long selling stockholders have held their shares

As discussed above, Aspen has held the shares being registered on its behalf for over five years.  The shares being registered on behalf of the Aspen Stockholders were originally acquired by Aspen in April 2003 and have been held by the Aspen Stockholders for approximately 16 months.  Mrs. Dent has held the shares being registered on her behalf for almost two years and such shares were held by her husband for five years before they were transferred to Mrs. Dent.

January 22, 2009

Whether the sellers are in the business of underwriting securities

To the Company’s knowledge, none of Aspen, the Aspen Stockholders or Mrs. Dent are in the business of underwriting securities.

The Company respectfully advises the Staff that Aspen is a private equity fund established to make investments in the healthcare industry.  Mr. Jones and Mr. Peterson are affiliated with Aspen.  To the Company’s knowledge, these investors are not in the business of underwriting securities.  The Company directs the Staff’s attention to the aforementioned representation by Aspen that it acquired its shares in the 2003 Aspen Placement for investment for its own account and not with a view to the resale or distribution of any part thereof.

In addition, for the Staff’s information, Dr. Jaffe retired from Johnson & Johnson in 1994 and currently serves as a consultant and board member to various companies in the biopharmaceutical and biotechnology industries.  As previously noted above, Mrs. Dent is the spouse of the Company’s founder.  The Jones Network, LP, is a family limited partnership controlled by Mr. Jones.

Relationship to the issuer

The Company acknowledges that certain of the selling stockholders are affiliates of the Company.  The Company respectfully believes that such status does not preclude the Company from registering shares on such stockholders behalf on a shelf basis under Rule 415(a)(1)(i).

Telephone Interpretation 20 of Section H of the Manual of Publicly Available Telephone Interpretations states that “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”  Although the Company is seeking to register selling stockholder shares on a Registration Statement on Form S-1 as opposed to a Form S-3, the Company believes that in accordance with the telephone interpretation the key question is whether an affiliate selling stockholder is acting as an underwriter.

The Company respectfully submits that none of Aspen, the Aspen Stockholders or Mrs. Dent are acting as underwriters on behalf of the Company.   First, the Company will not receive any proceeds from the sale of any shares by such selling stockholders.  Second, as discussed above, each of the selling stockholders has held the shares being registered on their behalf for an extended period of time.  The shares being registered on behalf of Mrs. Dent are founder shares that she acquired in a spousal transfer.  The shares being registered on behalf of Aspen and each of the Aspen Stockholders were originally acquired by Aspen in April 2003, at which time Aspen represented to the Company that the shares were acquired “for investment for [Aspen's] own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof.”  Finally, as discussed above, such selling stockholders are not in the business of underwriting securities.

January 22, 2009

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

Based on the above, the Company believes that the selling stockholders should not be viewed as conduits of the Company, nor should the proposed offering be deemed a primary offering.

Conclusion

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or a delayed basis in the future, provided that the registration statement pertains to only “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The shares are not being registered on behalf of the Company nor any subsidiaries of the Company.  The Company respectfully submits, therefore, that its registration of 6,500,000 shares on Form S-1 is in compliance with Rule 415(a)(1)(i).

COMMENT #3:

With a view to disclosure, advise us of any discount to market or similar provision for the Fusion Capital shares.  In this regard, it is unclear whether or not dilution caused by the Fusion Capital transaction, as described in the first risk factor on page 19, would be caused solely by the large number of shares sold at the market price.

RESPONSE:

The Company respectfully advises the Staff that there are no discounts to market or similar provisions for the Fusion Capital shares.  The purchase price of the shares will be determined based upon the market price of the Company’s shares at the time of each sale.  Specifically, under the Agreement for purchases up to $50,000, the purchase price would be equal to the lesser of: (i) the lowest sale price of the Company’s common stock on the purchase date; or (ii) the average of the three lowest closing sale prices of the Company’s common stock during the twelve consecutive business days prior to the date of a purchase by Fusion Capital.  The price at which the Company’s common stock would be purchased for purchases in excess of $50,000 will be the lesser of: (i) the lowest sale price of the Company’s common stock on the purchase date and (ii) the lowest purchase price (as described above) during the previous seven business days prior to the purchase date.

In accordance with the Staff’s comment, the Company has revised the indicated risk factor to clarify the dilution caused by the Fusion Capital transaction.  Please see page 19 of Amendment No. 1.

January 22, 2009

Condensed Consolidated Balance Sheet, F-1

COMMENT #4:

Please revise to include an audited balance sheet for the fiscal year ended December 31, 2006 in accordance with Rule 8-02 of Regulation S-X.

RESPONSE:

The audited balance sheet for the fiscal year ended December 31, 2006, required by Rule 8-02 of Regulation S-X, has been included in the Company’s December 31, 2007 financial statements on page F-11 of Amendment No. 1 and is included in the report of the Company’s independent registered public accounting firm on page F-10 of Amendment No. 1.

Form 10-KSB, Filed April 14, 2008

COMMENT #5:

Please amend your Form 10-KSB for the fiscal year end December 31, 2007 to include the proper certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.  See Items 601(a)(31) and (32) of Regulation SK.

RESPONSE:

The Company acknowledges the clerical error in the exhibit index to the Form 10-KSB for the fiscal year ended December 31, 2007 that incorrectly stated that the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 were incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.  The Company undertakes to correct such error in future filings with the Commission.

January 22, 2009

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. at (305) 539-3306 or Mark E. Fleisher, Esq. at (305) 539-3383.

Very truly yours,

/s/ Robert P. Gasparini
Robert P. Gasparini
President and Chief Science Officer

cc:  Clayton E. Parker, Esq.
       Mark E. Fleisher, Esq.